(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

October 15, 2010

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Investment Trust (the trust):
Fidelity Southeast Asia Fund (the fund)
File Nos. (002-90649) and (811-04008)
Post-Effective Amendment No. 122

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No 122 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated September 30, 2009 and August 1, 2008, is maintained at the offices of the trust.

This filing contains the Prospectus and Statement of Additional Information for Fidelity Southeast Asia Fund. The fund's Prospectus and SAI have been tagged to indicate modifications made since the filing of Post-Effective Amendment No. 118. The fund may be marketed through banks, savings and loan associations, or credit unions.

This filing also incorporates changes for proposals being presented to shareholders at a shareholder meeting on November 16, 2010. Principal changes and additions include a change in the performance adjustment index for the fund and associated investment policy changes.

This filing also serves to update standard disclosure and implement editorial changes.

Pursuant to Rule 485(a), the trust elects an effective date of December 30, 2010. We request your comments by November 15, 2010.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Eugenio Martinez
Eugenio Martinez
Legal Product Group